ELLIS FUNK, P.C.

Robert N. Dokson	Attorneys At Law	Of Counsel:
Neal J. Fink	One Securities Centre	Donald J. Ellis (GA & VA)
Robert B. Goldberg (GA & SC)	Suite 400	David I. Funk
Amy L. Kaye	3490 Piedmont Road, N.E.	Russell H. Kasper, P.C.
Albert L. Labovitz (GA & AL)	Atlanta, Georgia 30305-1743	Jane R. Leitz
M. Barry Leitz	404-233-2800	Clay M. White
Facsimile 404-233-2188
E-mail: rgoldberg@ellisfunk.com

April 21, 2009

Ms. Amanda McManus

Branch Chief - Legal

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C 20549

Re:	Registration Statement on Form S-3
Filed August 29, 2008
File No. 333-153282

Dear Ms. McManus:

We have today filed with the Commission on the EDGAR system Amendment No. 1 to the above-referenced Registration Statement.  This letter is in response to the Staff’s comment letter issued on September 24, 2008, with respect to the above-referenced matter concerning Allegiant Travel Company (the “Company”). The following responds to the item numbers in the Staff’s comment letter:

General

1.                                      Please note that we will not be in a position to declare your filing effective until you have satisfactorily replied to and we have cleared all outstanding comments on your Form 10-K for the fiscal year ended December 31, 2007.

Company Response:

Please be advised that by letter dated October 6, 2008, the Staff cleared all outstanding comments with respect to the Company’s Form 10-K for the year ended December 31, 2007.

2.                                      Please confirm that at the time of filing any prospectus supplement any associated legal opinion will not contain inappropriate assumptions or limitations.

Company Response:

We confirm that at the time of filing any prospectus supplement, the associated legal opinion will not contain any inappropriate assumptions or limitations.

Item 16, Exhibits, page II-2

3.                                      We note that the second and fourth to last paragraphs in Exhibit 5.1 limit the extent to which persons other than the company may rely upon the opinion of Ellis Funk, P.C.  Please delete these paragraphs as they include inappropriate limitations.  Shareholders are entitled to rely on the legal opinion.

Company Response:

In Amendment No. 1 to the above-referenced Registration Statement filed today, we have filed a revised Exhibit 5.1 without the limitations referenced in the Staff’s comment letter.

The other changes made to the original filing of the Registration Statement were to:

(1)                                  increase the total amount of securities that may be sold;

(2)                                  add the ability of a limited number of stockholders to sell shares under the Registration Statement for their own accounts;

(3)                                  conform the risk factors to those included in the Company’s 10-K filing; and

(4)                                  generally update information regarding the Company and its SEC filings.

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please confirm that the foregoing satisfies the concerns expressed in the Staff’s comment letter and that the Staff has no other issue with declaring the Registration Statement effective. Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

Sincerely,

/s/ Robert B. Goldberg
Robert B. Goldberg

RBG:jll
cc:	Maurice J. Gallagher, Jr.
Andrew C. Levy